FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2003

Commission File Number: 0-29742


                                 Retalix Limited
                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F X                     Form 40-F________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes____             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Record Fourth Quarter and 2002 Results. Dated February 13, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                Retalix Limitied
                                (Registrant)
                                /s/ Guy Geri
                                ------------------------
Date: February 16, 2003         By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                 Description of Exhibit


10.1 Press Release: Retalix Ltd. Announces Record Fourth Quarter and 2002 Results. Dated February 13, 2003

                                  EXHIBIT 10.1

Contact Information:

Coffin Communications Group                            Retalix Ltd.
15300 Ventura Boulevard, Suite 303                     Barry Shaked, CEO
Sherman Oaks, CA  91403                                Danny Moshaioff, CFO
(818) 789-0100                                         Retalix Ltd.
Crocker Coulson, Partner                               (011) 972-9-776-6677
crocker.coulson@coffincg.com
----------------------------

FOR IMMEDIATE RELEASE

          Retalix Ltd. Announces Record Fourth Quarter and 2002 Results
             o Fourth quarter revenues increase 46% to $22.5 million
        o Net income up 190% to $1.8 million, or $0.15 per diluted share

Ra'anana, Israel, February 13, 2002 - Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced record results for the fourth quarter and fiscal year ended December 31, 2002.

Revenues for the three months ended December 31, 2002 were $22.5 million, an increase of 46% from $15.5 million in the fourth quarter of 2001. Net income for the quarter was $1.8 million, or $0.15 per fully diluted share, as compared to a net income of $635,000, or $0.05 per fully diluted share, in the fourth quarter of 2001.

For the year 2002, the Company reported revenues of $76.5 million, an increase of 29% as compared to revenues of $59.3 million in 2001. The Company realized net income for the year of $5.6 million, or $0.45 per fully diluted share, as compared to a net profit of $4.0 million, or $0.33 per fully diluted share, for the year 2001.

The fourth quarter includes other income of approximately $1.1 million from the sale of a small dealership activity, resulting from the restructuring of the dealer network within StoreNext USA. Excluding all one-time events, net of taxes, net income increased from approximately $1.1 million in 2001 to approximately $5 million in 2002.

2002 financial highlights:
o        2002 revenues up 29% to $76.5 million
o        2002 operating income up 249% to $7.7 million
o        Net income of $5.6 million, $0.45 per diluted share
o        Generated $10 million in cash from operations in 2002

"In the fourth quarter, Retalix achieved excellent results fueled by strong global demand for our advanced software solutions," said Barry Shaked, Chairman and CEO of Retalix. "This marks a strong finish to what has been a very successful year for our company."

"2002 showed our growth strategy in action," continued Shaked. "We expanded our position as the leading independent software provider in the Tier-One and Tier-Two grocery sector. This week we announced that Hannaford Brothers, a 119-store chain in the Northeast United States owned by the Delhaize Group, has chosen to run StoreLine on a Linux, small-footprint platform, after an intensive evaluation process. This is a first in the grocery sector. In the UK, we are on track in rolling out StoreLine in a Tier 1 Grocery chain. The combination of technologically advanced POS applications and the ability to operate on multiple platform configurations is proving to be very compelling for large grocery chains."

Retalix continued to expand its market presence in the convenience store and petroleum sector, driven mainly by the StorePoint product suite's ability to seamlessly integrate multiple store formats. This was illustrated by recent wins of two large convenience and fuel chains in the Northeast, US.

"We also made major strides in realizing our vision to transform the independent grocery sector by delivering advanced productivity applications over the Internet and building Web-based communities that create value for retailers, food manufacturers and wholesalers," said Shaked. "StoreNext Israel is now an established, growing force in the Israeli marketplace, connecting over 25 food manufacturers and over 500 independent food retailers representing $1.2 billion in annual sales. And we announced a breakthrough joint venture with Fujitsu, StoreNext USA, which is applying this proven model to the much larger U.S. marketplace. Both of these ventures are on track to make a positive contribution to Retalix's profitability in 2003."

Retalix continued to develop next-generation technology designed to improve retail operational efficiencies as well as reduce the technology cost of ownership, including:
o POS applications running on embedded NT, embedded XP and Linux operating systems,
o "Thin-store" applications that simplify deployment and maintenance of back office applications,
o Web-based, solutions that enable global food retailers to optimize supply chains processes, manage inventories, and establish one-to-one relationships with their customers.

In 2002, R&D expense increased by 17% to $17.0 million and sales and marketing expenses increased 25% to $18.1 million. These increases reflect significant investments made in developing next-generation applications and Web-based architectures targeted to the needs of both large chains and independent retailers.

"Results for both the fourth quarter and the year illustrate our ability to enter new markets and fund an aggressive level of research and development, while still driving strong bottom-line performance," said Shaked.

Operating margin increased by over 600 basis points in 2002 to 10% of sales, from 3.7% of sales in 2001. Fourth quarter operating margin was 11.6%, up from 4.3% in the prior year's quarter.

In 2002, Retalix generated over $10 million in cash flow from operations, or $8.3 million in free cash flow, net of capital expenditures. Shaked noted that the company's financial condition remains strong, with liquid financial resources (cash and equivalents, deposits and marketable securities) of $34.0 million, $10.3 million in long-term debt and shareholders' equity of $56.7 million.

Business outlook

"Despite our strong performance in 2002, we believe that we are only beginning to realize the potential market demand for advanced software solutions that can make global food, convenience and petroleum retailers more competitive and efficient. During 2003, we plan to continue our growth in each major market segment we serve by:
o Expanding our position as a strategic technology partner for major grocery chains in both the U.S. and European markets looking to choose their next generation POS systems,
o Increasing our market share in the convenience/petroleum sector as a number of global chains upgrade both point-of-sale and back office technology,
o Building our e-marketplace communities in the U.S. and Israel in a manner that enhances the growth and profitability of our core business,
o And broadening and deepening our integrated host-to-post solution with leading-edge, Web-based applications that allow global food retailers to harness the potential of e-business to increase revenues and profitability.

"With these goals in mind for the coming year, we expect to continue our strong performance with an annual growth exceeding 20% in both the top and bottom lines. These expectations take into account the seasonal effect of StoreNext USA on the consolidated revenues that may strengthen the second half of the year in comparison to first half. Several ongoing pilot projects, expected to mature towards mid 2003, are also expected to generate a higher growth rate during the second half of the year," said Shaked. "We remain confident and excited about Retalix's prospects for growth in 2003 and beyond."
------------------------------------------------------------------------------

The Company will be holding a conference call to discuss results for the fourth quarter of FY 2002 on Thursday, February 13, 2003 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA. Fourth quarter results will be released on Thursday, February 13, 2003 at 5:00 AM EST (2:00 AM PST and 12:00 Israeli Time).
This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.




                          (Financial Statements Follow)


                                  RETALIX LTD.
                            (An Israeli Corporation)
                        CONSOLIDATED STATEMENTS OF INCOME
                                                                                                       Three Months Ended
                                                                        Year ended                       Ended
                                                                         December 31,                   December 31
                                                                       2002             2001         2002            2001
                                                                            (Audited)                     (Unaudited)
                                                                                    U.S.in thousands
                                                                                 (except per share data)
REVENUES:

    Product sales                                                        47,280          34,333      14,570          8,923
    Services and projects                                                29,173          24,953       7,976          6,548
                                                                         ------          ------      ------         ------
          T o t a l  revenues                                            76,453          59,286      22,546         15,471
                                                                         ------         ------       ------         ------
COST OF REVENUES:
    Cost of product sold                                                 11,970           7,135       4,212          1,851
    Cost of services and projects                                        10,202           8,831       2,882          2,228
                                                                         ------          ------      ------         ------
          T o t a l  cost of revenues                                    22,172          15,966       7,094          4,079
                                                                         ------         ------       ------         ------
GROSS PROFIT                                                             54,281          43,320      15,452         11,392
                                                                         ------         ------        -----          -----
OPERATING (INCOME) EXPENSES:
    Research and development expenses, net                             (17,036)         (14,571)     (4,650)        (3,713)
    Selling and marketing expenses, net                                (18,111)         (14,506)     (5,309)        (3,833)
    General and administrative expenses                                (12,516)         (12,063)     (3,954)        (3,202)
    Other operating income, net                                          1,043              *17       1,074            *29
                                                                        ------           ------         -----        -----
           T o t a l  operating expenses                               (46,620)         (41,123)    (12,839)       (10,719)
                                                                         ------         ------          -----        -----
OPERATING INCOME                                                          7,661           2,197         2,613          673
FINANCIAL INCOME (EXPENSES), net                                           (499)           (365)          (59)           6
               GAIN ARISING FROM ISSUANCE OF SHARES
    BY A SUBSIDIARY                                                                      *3,215
OTHER EXPENSES                                                                            *(501)
                                                                         ------          ------         -----        -----
INCOME BEFORE TAXES ON INCOME                                             7,162           4,546         2,554          679
TAXES ON INCOME                                                           2,103             706           748          241
                                                                         ------         ------         ------       ------
INCOME  BEFORE MINORITY INTERESTS                                         5,059           3,840         1,806          438
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES                                                                574             205            33          197
                                                                         ------          ------         -----        -----
NET INCOME                                                                5,633           4,045         1,839          635
                                                                         ======          ======         =====        =====
EARNINGS PER SHARE:
    Basic                                                                  0.47            0.35          0.15         0.06
                                                                          =====           =====        =====        =====
    Diluted                                                                0.45            0.33          0.15         0.05
                                                                          =====           =====         =====        =====
                                  *Reclassified




                                  RETALIX LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS

                                                                                         December 31
                                                                                     2002           2001
                                                                                     U.S. $ in thousands
                                                                                          (Audited)
    A  s  s  e  t  s
    CURRENT ASSETS:

        Cash and cash equivalents                                                    28,410           9,200
        Short-term bank deposits                                                          7          16,397
        Marketable securities                                                         3,044           1,784
        Accounts receivable:
           Trade                                                                     20,635          17,017
           Other                                                                      1,364           3,816
        Deferred income taxes                                                           681
        Inventories                                                                   1,863           1,822
                                                                                    -------         -------
               T o t a l  current assets                                             56,004          50,036
                                                                                    -------         -------
    NON-CURRENT ASSETS:
        Marketable securities bonds                                                   2,568
        Deferred income taxes                                                           649             578
        Long-term bank deposit                                                                          206
        Long-term loans to employees                                                    508             388
        Amounts funded in respect of employee rights upon retirement                  3,132           2,587
        Other                                                                           383             237
                                                                                    -------         -------
                                                                                      7,240           3,996
                                                                                     ------         -------
    PROPERTY, PLANT AND EQUIPMENT , net                                              11,386          12,150
                                                                                      -----         -------
    GOODWILL                                                                         16,856          16,891
     OTHER ASSETS net of accumulated amortization                                     3,288           3,710
                                                                                    -------         -------
                                                                                     20,144          20,601
                                                                                    -------         -------
                                                                                     94,774          86,783
                                                                                    =======         =======






                                                                                           December 31
                                                                                        2002         2001
                                                                                       U.S. $ in thousands
                                                                                            (Audited)
                        Liabilities and shareholders' equity
  CURRENT LIABILITIES:

      Short-term bank credit                                                               121           966
      Current maturities of long-term bank loans                                        10,003         5,816
      Accounts payable and accruals:
         Trade                                                                           5,447         2,822
         Employees and employee institutions                                             2,501         2,394
         Other                                                                           3,629         1,843
      Deferred revenues                                                                  4,816         5,123
                                                                                       -------       -------
             T o t a l  current liabilities                                             26,517        18,964
                                                                                       -------       -------
  LONG-TERM LIABILITIES:
      Long-term loans, net of current maturities                                         5,789        13,160
      Employee rights upon retirement                                                    4,471         3,885
                                                                                       -------       -------
             T o t a l  long-term liabilities                                           10,260        17,045
                                                                                       -------       -------
             T o t a l  liabilities                                                     36,777        36,009
                                                                                       -------       -------
  MINORITY INTERESTS                                                                     1,260         1,714
                                                                                       -------       -------
  SHAREHOLDERS' EQUITY:
      Share capital - ordinary shares of NIS 1.00
         par value (authorized: 25,000,000
         shares; issued and outstanding:
         December 31, 2002 - 11,993,404 shares;
         December 31, 2001 - 11,721,229 shares;)                                         3,483         3,427
      Additional paid in capital                                                        31,252        29,264
      Retained earnings                                                                 22,002        16,369
                                                                                       -------       -------
             T o t a l  shareholders' equity                                            56,737        49,060
                                                                                       -------       -------
                                                                                        94,774        86,783
                                                                                       =======       =======

                                                                                                                (Continued) - 1



                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year ended                 Three months ended

                                                                                      December 31,               December 31
                                                                                    2002          2001         2002         2001
                                                                                       (Audited)                 (Unaudited)
                                                                                               U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                                      5,633         4,045         1,839         635
    Adjustments required to reconcile net
       income or loss  to net cash provided by or used in operating activities:
       Minority interests in income (losses) of subsidiaries                         (574)         (205)           34        (197)
       Depreciation and amortization                                                2,832         5,132           528       1,558
       Capital Gain arising from issuance of shares
             by a  subsidiary                                                                    (3,215)
       Capital gain from sale of dealership activity                               (1,079)                     (1,079)
        Write-off of a loan to associated company                                                   501
       Compensation expenses resulting from shares and
           Options granted to employees                                                47            56           (43)         33
       Changes in accrued liability for employee
           rights upon retirement                                                     586           195           324         105
       Losses (gains) on amounts funded in respect of employee
           rights upon retirement                                                     121          (127)          (61)       (163)
       Deferred income taxes-net                                                     (760)          232          (686)        275
       Net decrease (increase) in trading securities                                  429         2,108           (20)        604
       Amortization of premium on securities                                           69                           6
       Other                                                                          (60)          (31)          142         (28)
       Changes in operating assets and liability items:
           Decrease (increase) in accounts receivable:
              Trade                                                                (3,618)        1,268         1,536        (620)
              Other                                                                 2,246        (2,298)          894        (647)
           Increase (decrease) in accounts payable and accruals:
              Trade                                                                 2,625           158         1,211        (845)
              Employees, employee institutions and other                            1,901        (2,983)          899      (1,228)
       Decrease (increase) in inventories                                             (41)          374          (482)       (107)
       Increase (decrease) in deferred revenues                                      (307)          394           147        (706)
                                                                                   ------        ------         -----       -----
    Net cash provided by (used in) operating activities                            10,050         5,604         5,121      (1,331)
                                                                                   ------        ------        ------       -----




                                                                                                               (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                 Year ended            Three months ended


                                                                               December 31,              December 31
                                                                             2002         2001         2002         2001
                                                                                (Audited)                (Unaudited)
                                                                                        U.S. $ in thousands
Forward                                                                      10,050         5,604       5,121        (1,331)
                                                                             ------        ------      ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in long-term deposit                                                           (97)                      (97)
    Proceeds from disposal of an investment in
        long-term deposit                                                       200            67                        11
    Short-term bank deposits - net                                           16,390       (13,062)        260        (3,291)
    Investment in marketable securities                                      (4,326)                   (1,853)
    Acquisition of subsidiaries consolidated for
        the first time (a)                                                                     21
    Loan to an  associated company
    Purchase of property, equipment and other assets                         (1,729)       (2,234)       (304)         (736)
    Proceeds  from sale of dealership activity  and  disposal of
             property and equipment                                           1,264           317       1,135           212
    Amounts funded in respect of employee rights
       upon retirement ,net                                                    (666)         (464)       (187)          (70)
    Long-term loans granted to employees                                       (158)         (102)         (3)          (71)
    Collection of long-term loans from employees                                 99            12          48             3
                                                                             ------        ------      ------        ------
    Net cash provided by (used in) investing activities                      11,074       (15,542)       (904)       (4,039)
                                                                             ------        ------      ------         -----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term bank loan received                                              2,922         5,102                     4,439
    Proceeds from issuance of shares of subsidiary to a
       third party                                                                          3,500

    Repayment of long-term bank loan                                         (6,006)       (4,384)     (3,200)        (1000)
    Issuance of share capital to employees                                    1,978         1,205          39           344
    Short-term bank credit - net                                               (845)         (831)         53            12
    Minority investment in shares of subsidiary                                  37
                                                                             ------        ------       -----         -----
    Net cash provided by (used in) financing activities                      (1,914)        4,592      (3,108)        3,795
                                                                             ------        ------       -----          ----
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                         19,210        (5,346)      1,109        (1,575)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                                    9,200        14,546      27,301        10,775
                                                                             ------        ------      ------        ------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                                         28,410         9,200      28,410         9,200
                                                                             ======        ======       =====        ======





                                                                                                                  (Concluded) - 3
                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                            Year ended

                                                                                            December 31,
                                                                                      2002               2001
                                                                                             (Audited)
                                                                                        U.S. $ in thousands
 (a)  Acquisition of subsidiaries consolidated for the first time: Assets and liabilities of the subsidiaries at the date of acquisition:
          Working capital (excluding cash and cash equivalents)                                         4,790
          Fixed assets - net                                                                             (865)
           Other assets                                                                                  (625)
          Accrued employee rights upon retirement                                                           8
          Long-term loan                                                                                  108
      Minority interests in subsidiaries at date of acquisition                                         1,901
      Goodwill and other intangible assets arising on acquisition                                      (6,689)
      Issuance of the company's share capital                                                           1,393
                                                                                                      -------
                                                                                                           21
                                                                                                      =======


 SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year for:

    Interest                                                                          724                860
                                                                                   ======             ======
    Income tax                                                                      1,226              1,305
                                                                                   ======             ======

(b) Supplementary information on investing activities not involving cash flows:

(1)        In 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the company at a total value of approximately $ 66,000.

(2)        In 2001, the Company acquired shares of a subsidiary and a shareholders' loan from its shareholders in consideration of issuance of share capital of the Company in a total value of approximately $1,943,000.

